Exhibit 1

11th March, 2005

To
The New York Stock Exchange,
New York,
USA

Dear Sir/Madam,

Sub.: Sale of shares by The India Private Equity Fund (Mauritius)

This is to inform that on 10th March, 2005, The India Private Equity Fund (Mauritius), a fund advised by J P Morgan Advisors, Partners, Singapore, has sold 11,620,886 Indian equity shares of the Bank constituting 3.750% of the paid-up share capital of the Bank as on 10th March, 2005. After sale of shares, the shareholding of The India Private Equity Fund (Mauritius) is Nil.

Indocean Financial Holdings Limited, another fund advised by J P Morgan Advisors, Partners, Singapore continues to hold 3,982,752 Indian equity shares of the bank comprising of 1.285% of the paid-up share capital of the Bank as on 10th March, 2005.

Thanking you.
For HDFC Bank Limited

sd/-
Sanjay Dongre
Vice President (Legal) &
Company Secretary